Condensed Consolidated Interim
Financial Statements

For the Three Months Ended March 31, 2023 and 2022

Centerra Gold Inc.

Condensed Consolidated Interim Statements of Financial Position
(Unaudited)

		March 31, 2023	December 31, 2022
(Expressed in thousands of United States dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$412,068	$531,916
Amounts receivable		139,747	92,161
Inventories		297,056	316,799
Other current assets	4	45,202	49,784
		894,073	990,660

Property, plant and equipment	5	1,257,428	1,272,792
Deferred income tax assets	10	59,700	61,900
Other non-current assets		8,586	10,557
		1,325,714	1,345,249
Total assets		$2,219,787	$2,335,909

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		$163,701	$199,433
Income tax payable		4,731	1,890
Other current liabilities	4	54,899	73,529
		223,331	274,852

Deferred income tax liabilities	10	7,922	8,719
Provision for reclamation	7	251,775	227,867
Other non-current liabilities		12,809	14,180
		272,506	250,766
Shareholders' equity
Share capital	11	888,505	886,479
Contributed surplus		30,083	29,564
Accumulated other comprehensive loss		(7,609)	(3,323)
Retained earnings		812,971	897,571
		1,723,950	1,810,291
Total liabilities and shareholders' equity		$2,219,787	$2,335,909
Commitments and contingencies (note 13)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of (Loss) Earnings and Comprehensive (Loss) Income
(Unaudited)

		Three months ended March 31,
(Expressed in thousands of United States dollars)		2023	2022
(except per share amounts)	Notes

Revenue	6	$226,529	$295,223

Cost of sales
Production costs		204,293	144,225
Depreciation, depletion and amortization		18,508	37,489
Earnings from mine operations		3,728	113,509

Exploration and evaluation costs		17,910	8,160
Corporate administration		14,792	12,278
Care and maintenance expense		7,834	6,759
Reclamation expense (recovery)	7	15,566	(41,964)
Other operating expenses	8	12,890	3,494
(Loss) earnings from operations		(65,264)	124,782

Other non-operating (income) expenses	9	(3,180)	5,323
Finance costs		3,368	892
(Loss) earnings before income tax		(65,452)	118,567
Income tax expense	10	7,998	29,167
Net (loss) earnings		(73,450)	89,400

Other Comprehensive Loss
Items that may be subsequently reclassified to earnings:
Changes in fair value of derivative instruments	14	(4,286)	(1,755)
Other comprehensive loss		(4,286)	(1,755)
Total comprehensive (loss) income		$(77,736)	$87,645

(Loss) earnings per share:
Basic	11	$(0.34)	$0.30
Diluted	11	$(0.34)	$0.30

Cash dividends declared per common share (C$)		$0.07	$0.07
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)

		Three months ended March 31,
		2023	2022
(Expressed in thousands of United States dollars)

Operating activities	Notes
Net (loss) earnings		$(73,450)	$89,400

Adjustments:
Depreciation, depletion and amortization		20,435	38,793
Reclamation expense (recovery)	7	15,566	(41,964)
Share-based compensation expense		3,121	2,281
Finance costs		3,368	891
Income tax expense	10	7,998	29,167
Income taxes paid		(1,130)	(24,423)
Other		68	(1,032)
		(24,024)	93,113
Changes in working capital	12	(75,762)	(64,829)
Cash (used in) provided by operating activities		(99,786)	28,284

Investing activities
Property, plant and equipment additions		(6,102)	(19,158)
Acquisition of the Goldfield Project	16	—	(176,737)
Proceeds from disposition of property, plant and equipment		1,472	1,905
Increase in restricted cash	4	(3,424)	—
Cash used in investing activities		(8,054)	(193,990)

Financing activities
Dividends paid	11	(11,150)	(12,272)
Payment of borrowing costs		(580)	(623)
Repayment of lease obligations		(1,542)	(1,713)
Proceeds from issuances of common shares		1,264	1,520
Cash used in financing activities		(12,008)	(13,088)
Decrease in cash during the period		(119,848)	(178,794)
Cash at beginning of the period		531,916	947,230
Cash at end of the period		$412,068	$768,436

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)

(Expressed in thousands of United States dollars, except share information)
	Number of Common Shares	Share Capital Amount	Contributed Surplus	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total
Balance at January 1, 2023	218,428,681	$886,479	$29,564	$(3,323)	$897,571	$1,810,291
Net loss	—	—	—	—	(73,450)	(73,450)
Other comprehensive loss	—	—	—	(4,286)	—	(4,286)
Transactions with shareholders:
Share-based compensation expense	—	—	1,174	—	—	1,174
Issued on exercise of stock options	239,429	1,570	(473)	—	—	1,097
Issued under the employee share purchase plan	37,512	203	—	—	—	203
Issued on redemption of restricted share units	31,391	253	(182)	—	—	71
Dividends declared and paid (C$0.07 per share)	—	—	—	—	(11,150)	(11,150)
Balance at March 31, 2023	218,737,013	$888,505	$30,083	$(7,609)	$812,971	$1,723,950

Balance at January 1, 2022	297,064,750	$984,095	$30,809	$6,829	$1,021,883	$2,043,616
Net earnings	—	—	—	—	89,400	89,400
Other comprehensive loss	—	—	—	(1,755)	—	(1,755)
Transactions with owners:
Share-based compensation expense	—	—	679	—	—	679
Issued on exercise of stock options	260,287	1,806	(506)	—	—	1,300
Issued under the employee share purchase plan	31,997	253	—	—	—	253
Issued on redemption of restricted share units	30,693	239	(186)	—	—	53
Dividends declared and paid (C$0.07 per share)	—	—	—	—	(12,272)	(12,272)
Balance at March 31, 2022	297,387,727	$986,393	$30,796	$5,074	$1,099,011	$2,121,274
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

1. Nature of operations
Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide.
2. Basis of presentation
These unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the annual disclosures required by IFRS, and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022.
These financial statements were authorized for issuance by the Board of Directors of the Company on May 12, 2023.
3. Summary of significant accounting policies

These interim financial statements have been prepared using accounting policies consistent with those used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2022.

New standards and amendments issued but not yet effective or adopted are described below:

IAS 1, Presentation of Financial Statements

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:
–Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
–Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
–Clarifying how lending conditions affect classification; and
–Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets, or services.

The Company will perform an assessment of the amendment on its financial statements prior to the effective date of January 1, 2024. Based on the currently available information, the Company does not anticipate any impact on its financial statements from this amendment.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

4. Other current assets and liabilities

	March 31, 2023	December 31, 2022
Other current assets
Current portion of derivative assets(1)	$6,228	$11,791
Receivable from Orion(2)	25,000	25,000
Prepaid insurance expenses	4,814	7,213
Deposits for consumable supplies	1,824	1,686
Marketable securities	832	830
Restricted cash(3)	3,424	—
Other	3,080	3,264
Total other current assets	$45,202	$49,784
Other current liabilities
Current portion of lease obligations	$4,719	$5,245
Current portion of derivative liabilities(1)	11,030	14,189
Current portion of provision for reclamation (note 7)	7,910	10,941
Deferred milestone payment (note 16)(4)	31,114	30,871
Deferred revenue(5)	—	12,283
Other	126	—
Total other current liabilities	$54,899	$73,529
(1)Relates to the diesel, foreign exchange, and copper hedging contracts (note 14).
(2)Payment from the Orion Resource Partners (USA) LP (“Orion”) receivable as part of the 2021 disposition of the Greenstone Partnership.
(3)Relates to cash pledged as security against the guarantee letter supporting the pastureland permit at the Öksüt Mine.
(4)The deferred milestone payment related to the acquisition of the Goldfield Project is amortized each period using the effective interest rate method (note 16).
(5)Relates to an advance payment received on the gold and copper concentrate for which the control transferred to a customer in January 2023.
5. Property, plant and equipment
The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	Mineral Properties(1)	Capitalized Stripping Costs	Construction in Progress	Total
Net book value
Balance January 1, 2022	$835,475	$354,898	$23,910	$57,808	$1,272,091
Balance January 1, 2023	$732,848	$494,571	$14,438	$30,935	$1,272,792
Balance March 31, 2023	$718,381	$496,960	$15,647	$26,440	$1,257,428
(1)Includes exploration and evaluation assets of $326.4 million related to the Goldfield Project and the Kemess Project.

During the three months ended March 31, 2023, $8.0 million of additions were capitalized to PP&E while PP&E with a carrying value of $1.4 million was disposed of.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

During the year ended December 31, 2022, $275.1 million of additions were capitalized to PP&E, including the $208.2 million related to the acquisition of Goldfield Project and associated transaction costs (note 16). During the year ended December 31, 2022, PP&E with a carrying value of $0.6 million was disposed of.
As at December 31, 2022, the Kemess Project’s carrying amount exceeded its estimated fair value less cost of disposal, and an impairment loss of $145.9 million ($138.2 million, net of tax) was recognized in the consolidated statements of (loss) earnings.
6. Revenue
Total revenue consists of the following:

	Three months ended March 31,
	2023	2022
Gold revenue	$53,976	$156,224
Copper revenue	49,435	68,240
Molybdenum revenue	113,504	58,554
Other by-product revenue(1)	4,328	3,188
Revenue from contracts with customers	$221,243	$286,206
Provisional pricing adjustment on concentrate sales(2)	7,598	10,832
Metal content adjustments on concentrate sales	(2,312)	(1,815)
Total revenue	$226,529	$295,223
(1)Includes silver, rhenium and sulfuric acid sales.
(2)Includes mark-to-market adjustment related to 17.7 million pounds of copper, 24,952 ounces of gold, and 104,076 pounds of molybdenum (March 31, 2022 - 23.3 million pounds of copper, 24,998 ounces of gold, and nil pounds of molybdenum) in the gold and copper concentrate and molybdenum product shipments subject to final pricing as at the period-end.
7. Reclamation
a.Reclamation provision

The following table reconciles the beginning and ending carrying amounts of the Company’s provision for reclamation.

	March 31, 2023	December 31, 2022
Balance, beginning of the period	$238,809	$337,480
Changes in estimate	1,138	75,705
Changes in discount rate	17,233	(168,520)
Accretion	2,161	5,616
Liabilities settled	—	(3,926)
Foreign exchange revaluation	344	(7,546)
Balance, end of the period	$259,685	$238,809
Current portion of reclamation provision	$7,910	$10,942
Non-current portion of reclamation provision	251,775	227,867
Total provision for reclamation	$259,685	$238,809

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b.Reclamation expense (recovery)

Reclamation expense recognized in the condensed consolidated interim statements of (loss) earnings and comprehensive (loss) income for the three months ended March 31, 2023 was $15.6 million. The expense was primarily attributable to a decrease in the risk-free interest rates applied to discount the reclamation cash flows at the Endako Mine, Thompson Creek Mine and Kemess Project. As of March 31, 2023, the nominal risk-free interest rates used in discounting the reclamation provision were in the range of 2.9% to 3.7% at the Endako Mine, Thompson Creek Mine and the Kemess Project. As of December 31, 2022, the nominal risk-free interest rates used in discounting the reclamation provision were in the range of 3.3% to 4.0% at the Endako Mine and Thompson Creek Mine.

Reclamation recovery recognized in the condensed consolidated interim statements of (loss) earnings and comprehensive (loss) income for the three months ended March 31, 2022 was $42.0 million. The recovery was primarily attributable to an increase in the risk-free interest rates applied to discount the reclamation cash flows at the Endako Mine and Thompson Creek Mine. As of March 31, 2022, the nominal risk-free interest rate used in discounting the reclamation provision was 2.4% at the Endako Mine and Thompson Creek Mine. As of December 31, 2021, the nominal risk-free interest rate used in discounting the reclamation provision was 1.9% at the Endako Mine and Thompson Creek Mine.

8. Other operating expenses

	Three months ended March 31,
	2023	2022
Selling and marketing(1)	$2,369	$3,279
Öksüt Mine standby costs(2)	10,419	—
Other, net	102	215
Other operating expenses	$12,890	$3,494
(1)Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth processing facility.
(2)Includes costs incurred at the Öksüt Mine that could not be capitalized to production inventory during the period of suspension of operations.
9. Other non-operating (income) expenses

	Three months ended March 31,
	2023	2022
Kumtor Mine litigation and related costs(1)	$—	$6,490
Interest income(2)	(4,237)	(649)
Foreign exchange loss	1,046	423
Other expenses (income)	11	(941)
Other non-operating (income) expenses	$(3,180)	$5,323
(1)Primarily includes legal fees related to the Company’s international arbitration claim against the Kyrgyz Republic, negotiations with the government of Kyrgyz Republic and the filing for protection under Chapter 11 under the Federal US Bankruptcy Code by Kumtor Gold Company CJSC and Kumtor Operating Company CJSC, and related consulting costs that were all completed in 2022.
(2)Primarily includes interest on bank term deposits.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

10. Income taxes

	Three months ended March 31,
	2023	2022
Current income tax expense	$6,595	$37,516
Deferred income tax recovery	1,403	(8,349)
Total income tax expense	$7,998	$29,167

The Company recognized income tax expense of $8.0 million for the three months ended March 31, 2023. The Company’s effective income tax rate of (12.2%), for the three months ended March 31, 2023 is lower than the statutory Canadian income tax rate of 26.5% primarily because of the decrease in current income taxes on income from the Öksüt Mine as a result of the suspension of gold room operations at the adsorption, desorption and recovery plant, partially offset by a one-time income tax levied by the Turkish government on taxpayers eligible to claim Investment Incentive Certificate benefits in 2022.
11. Shareholders' equity
a.(Loss) earnings per share

Computation for basic and diluted (loss) earnings per share:

	Three months ended March 31,
	2023	2022
Net (loss) earnings	$(73,450)	$89,400
Dilutive impact related to the PSU plan	(471)	(952)
Diluted (loss) earnings	$(73,921)	$88,448

Basic weighted average common shares (in thousands)	218,575	297,251
Dilutive impact of stock options (in thousands)	—	585
Dilutive impact related to the RSU plan (in thousands)	—	725
Dilutive impact related to the PSU plan (in thousands)	1,190	—
Diluted weighted average common shares (in thousands)	219,765	298,561

(Loss) earnings per share:
Basic	$(0.34)	$0.30
Diluted	$(0.34)	$0.30
For the three months ended March 31, 2023 and 2022, certain potentially anti-dilutive securities, including stock options, were excluded from the calculation of diluted (loss) earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Anti-dilutive securities excluded from the calculation are summarized below:

	Three months ended March 31,
	2023	2022
RSUs and stock options excluded from (loss) earnings per share (in thousands)	1,940	1,668
b. Dividends

On May 12, 2023, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on May 29, 2023.
12. Supplemental cash flow disclosures
Changes in working capital

	Three months ended March 31,
	2023	2022
Increase in amounts receivable	$(48,735)	$(63,670)
Decrease (increase) in inventory	20,741	(7,851)
Decrease in other current assets	2,631	2,850
(Decrease) increase in trade creditors, accruals and other liabilities	(48,636)	4,611
Decrease in other taxes payable	(1,763)	(769)
Changes in working capital	$(75,762)	$(64,829)
13. Commitments and contingencies
Commitments
As of March 31, 2023, the Company had entered into contracts to acquire PP&E totalling $2.8 million.
Contingencies
Mount Milligan Mine Royalty

The Company received a notice of civil claim in the first quarter of 2020 from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim over what the Company has accrued, is not material.
14. Financial instruments
The Company’s financial instruments include marketable securities, amounts receivable (including embedded derivatives), derivative financial instruments and accounts payable, other current and non-current assets (including amounts receivable from Orion) and other current liabilities (including the deferred milestone payment to Waterton Nevada Splitter, LLC (“Waterton”)).

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

a.Derivative financial instruments
The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and diesel fuel prices. The Company’s derivative counterparties are syndicate members of the Company’s Corporate Facility ($400.0 million revolving credit facility, which is available to be drawn upon), mitigating credit risk, and, on an ongoing basis, the Company monitors its derivative position exposures.

	March 31, 2023	December 31, 2022
Derivative instrument assets
Current
Foreign exchange contracts	$732	$112
Fuel contracts	1,143	2,572
Royal Gold deliverables(1)	1,783	1,410
Copper contracts	2,570	7,697
	6,228	11,791
Non-current
Foreign exchange contracts	1,020	633
Fuel contracts	272	444
Copper contracts	1,798	4,450
	3,090	5,527
Total derivative instrument assets	$9,318	$17,318

Derivative instrument liabilities
Current
Foreign exchange contracts	$10,665	$14,088
Fuel contracts	363	80
Royal Gold deliverables(1)	2	21
	11,030	14,189
Non-current
Foreign exchange contracts	3,332	4,575
Fuel contracts	274	13
	3,606	4,588
Total derivative instrument liabilities	$14,636	$18,777
(1)Relates to Royal Gold deliverables, which are gold and copper forward contracts for gold ounces and copper pounds, respectively, payable to Royal Gold.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Hedge derivatives

The derivative instruments outstanding as at March 31, 2023 that are accounted for as hedges are summarized below:

		Average Strike Price				Total Position(1)
Instrument	Unit	2023	2024	2025	Type
Fuel hedge contracts
ULSD zero-cost collars	Barrels	$97/$108	$98/$110	N/A	Fixed	31,000
ULSD swap contracts	Barrels	$95	$98	$106	Fixed	115,800
Foreign exchange contracts
US$/C$ zero-cost collars	CAD	$1.26/$1.33	$1.28/$1.36	$1.32/$1.37	Fixed	516,000,000
US$/C$ forward contracts	CAD	$1.29	$1.32	$1.35	Fixed	342,000,000
Copper contracts
Copper zero-cost collars	Pounds	$4.00/$4.92	$4.00/$5.06	N/A	Fixed	24,801,975
(1)Total amounts expressed in the units identified.
Fuel contracts
The Company applies hedge accounting to derivative instruments it enters into to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine operations to manage the risk associated with changes in diesel fuel prices on the cost of operations. The fuel hedge contracts are expected to settle over time by the end of 2025.
Foreign exchange contracts
The Company applies hedge accounting to the foreign exchange contracts it enters into to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle over time by the end of 2025.
Copper contracts

The Company applies hedge accounting to copper contracts it enters into to hedge a portion of the expected copper pounds sold (net of the portion attributable to the Royal Gold streaming arrangement) to manage the risk associated with changes to the London Metal Exchange (“LME”) copper price. The option collar contracts utilized create a price floor and allow for some participation in upward price movements. These hedges result in cash inflows or outflows only when the underlying LME copper price is below the collar floor or above the collar ceiling, respectively, at the time of settlement. These contracts are expected to settle over time by the end of 2024.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The table below provides a breakdown of the changes in the fair value of these derivatives contracts recognized in other comprehensive income (“OCI”) and the portion of the fair value changes reclassified to the statements of (loss) earnings:

	Three months ended March 31,
	2023	2022
Change in the fair value of derivative financial instruments	$(1,688)	$(2,087)
Reclassified to net (loss) earnings	(2,598)	332
Change in the fair value of derivative instruments included in OCI(1)	$(4,286)	$(1,755)
(1)Includes tax recovery of $nil (March 31, 2022 - recovery of $0.6 million).
Non-hedge derivatives
All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss, including the gold and copper forward contracts for gold ounces and copper pounds payable to Royal Gold. Changes in fair value of non-hedge derivatives at each reporting date are included in the condensed consolidated interim statements of (loss) earnings and comprehensive (loss) income as non-hedge derivative gains or losses, with the exception of spot and forward contracts associated with the Royal Gold deliverables, which are included in revenue.

For the Royal Gold deliverables, the Company delivers physical gold, as well as copper warrants, to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including off-takers and traders, collectively, the customers of the Mount Milligan Mine (the “MTM Customers”), within two days of receiving or making a final payment. If a final payment from the MTM Customers is not received or paid within five months of the provisional payment date, then the Company will deliver an estimated amount of gold ounces and copper warrants, based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay, based on the provisional invoice quantities.

The Company receives payment from the MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk, which arises from timing differences, when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts, pursuant to which it purchases gold and copper at an average price during a quotation period, and sells gold and copper at a spot price. These contracts are treated as derivatives and are not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.
The non-hedge derivative instruments outstanding as at March 31, 2023 are expected to settle by the end of the third quarter of 2023, and are summarized as follows:

Instrument	Unit	Type	Total Position(1)
Royal Gold deliverables
Gold forward contracts	Ounces	Float	17,720
Copper forward contracts	Pounds	Float	827,000
(1)Total amounts expressed in the units identified.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b.Provisionally-priced contracts
Amounts receivable
Upon the shipment and sale of gold and copper concentrate to various off-takers, the Company typically receives a payment equal to an amount ranging from 90% to 95% of the contracted value of contained metals, net of applicable treatment and refining charges, while the final settlement payment is not due for several months. Upon the shipment and sale of molybdenum products to selected customers, the Company receives a payment equal to an amount ranging from 50% to 100% of the contracted value of contained metal, net of applicable deductions, while the remaining payment is not due for several months.
Under the terms of these sales contracts, prices are subject to final adjustment, at the end of a future period, after control passes to the customer, based on quoted market prices during a quotation period specified in the contract. At the end of each reporting period, provisionally-priced receivables are marked to market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in gold, copper and molybdenum revenue.
The amount of trade receivables related to the sales of gold and copper concentrate and molybdenum products prior to mark-to-market adjustment, the mark-to-market adjustment made during the period, and the fair value of provisionally-priced receivables as at March 31, 2023 and December 31, 2022, are summarized as follows:

	March 31, 2023	December 31, 2022
Trade receivables prior to mark-to-market adjustment	$28,803	$29,624
Mark-to-market adjustment related to gold and copper concentrate	3,771	7,294
Mark-to-market adjustment related to molybdenum products	(715)	3,775
Provisionally-priced trade receivables	$31,859	$40,693
As at March 31, 2023 and December 31, 2022, the Company’s net position consisting of copper, gold, and molybdenum sales contracts awaiting final pricing, can be summarized as follows:

		Sales awaiting final pricing		Mark-to-market average price ($/unit)
	Unit	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Copper	Pounds	17,687,005	17,439,697	4.10	3.81
Gold	Ounces	24,952	33,672	1,976	1,831
Molybdenum	Pounds	104,076	563,302	23.95	26.88

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Trade payables

Upon the purchase of molybdenum concentrate from various vendors, the Company typically pays an amount ranging from 95% to 100% of the contracted value of contained metal, net of applicable deductions while the final settlement payment is not due for several months. Under the terms of these concentrate purchase contracts, prices are subject to final adjustment at the end of a future period, after control passes to the Company based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally-priced purchases are marked to market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in inventory or production costs.
The amount of accounts payable related to the purchase of molybdenum concentrate prior to mark-to-market adjustment, the mark-to-market adjustment made during the period, and the fair value of provisionally-priced payables as at March 31, 2023 and December 31, 2022, are summarized as follows:

	March 31, 2023	December 31, 2022
Accounts payable prior to mark-to-market adjustment	$37,213	$28,453
Mark-to-market adjustment to molybdenum concentrate	(10,804)	35,743
Provisionally-priced accounts payable	$26,409	$64,196
As at March 31, 2023 and December 31, 2022, the Company’s net position of molybdenum purchase contracts awaiting final pricing can be summarized as follows:

		Purchases awaiting final pricing		Mark-to-market average price ($/unit)
	Unit	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Molybdenum	Pounds	2,052,750	3,308,436	24.17	31.00

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

c. Fair value measurement
Classification and the fair value measurement by the level of financial assets and liabilities in the condensed consolidated interim statements of financial position were as follows:

March 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced trade receivables	$—	$31,859	$—	$31,859
Marketable securities	832	—	—	832
Derivative financial instruments	—	9,318	—	9,318
	$832	$41,177	$—	$42,009

Financial liabilities
Provisionally-priced accounts payable	$—	$26,409	$—	$26,409
Deferred milestone payment to Waterton	—	31,114	—	31,114
Derivative financial instruments	—	14,636	—	14,636
	$—	$72,159	$—	$72,159

December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced trade receivables	$—	$40,693	$—	$40,693
Marketable securities	830	—	—	830
Derivative financial instruments	—	17,318	—	17,318
	$830	$58,011	$—	$58,841

Financial liabilities
Provisionally-priced accounts payable	$—	$64,196	$—	$64,196
Deferred milestone payment to Waterton	—	30,871	—	30,871
Derivative financial instruments	—	18,777	—	18,777
	$—	$113,844	$—	$113,844
During the three months ended March 31, 2023, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Valuation Techniques
Marketable securities
Marketable securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).
Provisionally-priced receivables
The fair value of receivables arising from copper, gold and molybdenum sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative are classified within Level 2 of the fair value hierarchy.
Provisionally-priced payables
The fair value of payables arising from molybdenum purchase contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these payables, which meet the definition of an embedded derivative are classified within Level 2 of the fair value hierarchy.
Derivative financial instruments
The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.
Deferred milestone payment to Waterton
The deferred milestone payment to Waterton, arising from the acquisition of Goldfield Project (note 16), was measured at fair value using the present value method at the date of acquisition. Subsequently, the fair value of the deferred milestone payment is amortized using the effective interest rate method.
15. Segmented information
The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The following tables set forth operating results by reportable segment for the following periods:

Three months ended March 31, 2023
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$—	$110,937	$115,592	$226,529	$—	$226,529
Cost of sales
Production costs	—	84,570	119,723	204,293	—	204,293
Depreciation, depletion and amortization	—	17,289	1,219	18,508	—	18,508
Earnings (loss) from mine operations	$—	$9,078	$(5,350)	$3,728	$—	$3,728
Exploration and evaluation costs	412	381	2,547	3,340	14,570	17,910
Corporate administration	—	—	—	—	14,792	14,792
Care and maintenance	—	—	4,693	4,693	3,141	7,834
Reclamation expense	—	—	13,053	13,053	2,513	15,566
Other operating expenses	10,419	1,793	678	12,890	—	12,890
(Loss) earnings from operations	$(10,831)	$6,904	$(26,321)	$(30,248)		$(65,264)
Other non-operating income					(3,180)	(3,180)
Finance costs					3,368	3,368
Loss before income tax						$(65,452)
Income tax expense					7,998	7,998
Net loss						$(73,450)
Additions to PP&E	$3,679	$4,271	$33	$7,983	$7	$7,990

Three months ended March 31, 2022
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$101,593	$134,061	$59,569	$295,223	$—	$295,223
Cost of sales
Production costs	21,142	58,597	64,486	144,225	—	144,225
Depreciation, depletion and amortization	12,576	23,455	1,458	37,489	—	37,489
Earnings (loss) from mine operations	$67,875	$52,009	$(6,375)	$113,509	$—	$113,509
Exploration and evaluation costs	441	3,414	—	3,855	4,305	8,160
Corporate administration	—	—	—	—	12,278	12,278
Care and maintenance	—	—	3,729	3,729	3,030	6,759
Reclamation recovery	—	—	(41,964)	(41,964)	—	(41,964)
Other operating expenses	—	3,046	448	3,494	—	3,494
Earnings from operations	$67,434	$45,549	$31,412	$144,395		$124,782
Other non-operating expenses					5,323	5,323
Finance costs					892	892
Earnings before income tax						$118,567
Income tax expense					29,167	29,167
Net earnings						89,400
Additions to PP&E(1)	$(518)	$9,744	$222	$9,448	$200,728	$210,176
(1)Corporate and other includes PP&E related to the acquisition of the Goldfield Project (note 16).

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

16. Acquisition of the Goldfield Project

On February 25, 2022, the Company completed the acquisition of Gemfield Resources LLC, owner of the Goldfield Project in Nevada, USA, from Waterton. Management determined that the assets and processes acquired do not constitute a business and therefore accounted for the transaction as an asset acquisition.

The aggregate purchase consideration for the acquired assets, net of the assumed liabilities was as follows:

Cash consideration(1)	$176,737
Deferred milestone payment, measured at the fair value on the acquisition date(2)	30,054
Total purchase consideration	$206,791
(1)Includes a reimbursement of $1.7 million incurred by the seller for the construction of certain water supply infrastructure.
(2)The milestone payment shall become payable upon the earlier of: (i) the date that is 18 months following closing; (ii) Centerra making a construction decision with respect to the project; and, (iii) a change of control event. At the option of the Company, the deferred milestone payment is payable in cash or common shares of the Company (note 4).

The Company allocated the purchase consideration to the acquired assets and liabilities based on their relative fair values at the date of acquisition as follows:

Other current assets	$64
Property, plant and equipment	205,957
Other non-current assets	1,200
Accounts payable	(153)
Provision for reclamation	(277)
Total assets acquired, net of liabilities assumed	$206,791

The Company incurred acquisition-related costs of $2.3 million, which were separately capitalized to the property, plant and equipment acquired.